Best Western International, Inc.

6201 N. 24th Parkway

Phoenix, Arizona 85016

June 17, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Kim McManus
Jeffrey Lewis
Robert Telewicz
Joshua Lobert

Re:	Best Western International, Inc.

Request to Withdraw Registration Statement on Form S-1 (File No. 333-226793)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Best Western International, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-226793), together with all exhibits thereto, initially filed with the Commission on August 10, 2018 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was declared effective by the Commission on May 6, 2019. The Company is withdrawing the Registration Statement because the proposals in the special ballot initiative contemplated by the Registration Statement and the information statement/prospectus included therein were not approved by the Company’s members. Accordingly, no securities have been or will be sold pursuant to the Registration Statement or the information statement/prospectus included therein.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Edward J. Schneidman of Kirkland & Ellis LLP, via email at edward.schneidman@kirkland.com or via facsimile at 312-862-2200.

Very truly yours,

/s/ Lawrence M. Cuculic
Lawrence M. Cuculic Senior Vice President, General Counsel and Corporate Secretary

cc:	Edward J. Schneidman

Kirkland & Ellis LLP